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                                                                Exh. 99.9

                                   MEMORANDUM

TO:     1-, Shareholder

FROM:   Cisco Systems, Inc.

DATE:   November 15, 1996

RE:     Assignment of Repurchase Option
================================================================================

        As you know, NETSYS Technologies, Inc. ("NETSYS") was recently acquired by Cisco Systems, Inc. ("Cisco") through a merger effected pursuant to the Agreement and Plan of Merger dated October 11, 1996 by and between Cisco and NETSYS (the "Merger").

        Immediately prior to the time of the Merger, NETSYS held certain rights and options (the "Repurchase Options") to repurchase unvested shares of NETSYS common stock issued and outstanding under its 1995 Stock Option Plan (the "Plan"). In connection with the Merger, the Repurchase Options were assigned to Cisco. At the time of the Merger, you were one of the holders of those unvested shares, which you received by exercising unvested options granted to you by the Board of Directors of NETSYS under the Plan and held subject to the terms of the Restricted Stock Purchase Agreement between you and NETSYS entered into in connection with such exercise (the "Restricted Stock Agreement").

        The unvested shares of NETSYS common stock that you acquired under the Restricted Stock Agreement were converted in the Merger into unvested shares of Cisco common stock at the rate of 0.147666 a share of Cisco common stock for each NETSYS share. The vesting of your NETSYS shares was not accelerated or in any other way affected by the merger, and the shares of Cisco common stock issued in exchange for those shares continue to remain subject to all the terms and conditions of your Restricted Stock Agreement, your Stock Option Agreement, and the 1995 Stock Option Plan, including (without limitation), the vesting provisions and the Repurchase Option applicable to your shares.

        The purpose of this Memorandum is to notify you that Cisco has, by reason of the assignment from NETSYS in the Merger, become the holder of the Repurchase Option which was originally granted to NETSYS pursuant to the provisions of your Restricted Stock Agreement. Accordingly, the shares of Cisco common stock that were issued to you in the Merger in exchange for your NETSYS shares acquired pursuant to the Restricted Stock Agreement will be subject to repurchase by Cisco in accordance with the

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terms and conditions of the Restricted Stock Agreement if your employment with
Cisco or any Cisco subsidiary terminates before such Repurchase Option lapses.

        In addition to the assignment of the Repurchase Option to Cisco, several other changes to your Restricted Stock Agreement have also become necessary as a result of the Merger. These changes may be summarized as follows:

        1. Effective immediately, all references in the Restricted Stock Agreement to the "Company" shall be deemed to also refer to Cisco, all references to "Common stock", "Unvested Shares", "Shares", and "Vested Shares" shall be deemed to refer to the shares of Cisco common stock issued in the Merger in exchange for the NETSYS shares acquired pursuant to the Restricted Stock Agreement, and all references to the "Board of Directors" or the "Board" shall mean the Compensation Committee of the Board of Directors of Cisco.

        2. For purposes of applying the termination of employment provisions of the Restricted Stock Agreement, your employment with the Company shall be deemed to continue, and no termination of employment shall accordingly be deemed to occur under the Restricted Stock Agreement, for so long as you remain in the employ of Cisco or any Cisco subsidiary, including (without limitation) NETSYS.

        3. The vesting schedule for the shares of Cisco common stock now subject to your Restricted Stock Agreement shall remain the same as in effect immediately prior to the Merger. There shall be no change in the award date specified in your Restricted Stock Agreement and no accelerated vesting of the shares.

        4. All references in the Joint Escrow Instructions to the "Company" shall be deemed to refer to Cisco, all references to "stock" or "shares" shall be deemed to refer to the shares of Cisco common stock issued in the Merger in exchange for the NETSYS shares acquired pursuant to the Restricted Stock Agreement, and all references to "Escrow Agent" shall refer to the Escrow Agent chosen by Cisco.

        5. All notices to the Company required or permitted to be given to the Company pursuant to the provisions of the Restricted Stock Agreement shall be given to Cisco at the following address:

                Cisco Systems, Inc.
                170 W. Tasman Drive
                San Jose, California 95134-1706
                Attention: Corporate Secretary

        6. Except to the extent specifically noted in this Memorandum, all of the terms and conditions of your Restricted Stock Agreement as in effect immediately


                                       2.
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prior to the Merger shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by the Merger.

        Please review this Memorandum carefully so that you understand the effect of the Merger upon the terms and provisions of your Restricted Stock Agreement, including the assignment of the Repurchase Option to Cisco. Should you have any questions, please contact Christine Calice of Cisco at (408) 526-4000. After you have completed your review, please sign the attached second copy of this Memorandum and return it to:

                        Cisco Systems, Inc.
                        170 W. Tasman Drive
                        San Jose, California 95134-1706
                        Attention: Christine Calice

        The other copy of this Memorandum should be attached to your Restricted Stock Agreement so that you will have a complete record of all the terms and provisions applicable to the shares of Cisco common stock now subject to that Restricted Stock Agreement.

                                        CISCO SYSTEMS, INC.


                                        By:
                                            -----------------------------------



                                ACKNOWLEDGEMENT

        The undersigned hereby acknowledges receipt of the foregoing Memorandum
Re: Assignment of Repurchase Option and understands that Cisco Systems, Inc. is now the legal holder of that right, with the same authority to exercise such right as NETSYS Technologies, Inc. possessed prior to the Merger.


Dated: December ___, 1996               _______________________________________
                                         SHAREHOLDER


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